UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 33-57981
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
WORTHINGTON INDUSTRIES, INC.
DEFERRED PROFIT SHARING PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Worthington Industries, Inc.
200 Old Wilson Bridge Road
Columbus, OH 43085

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PAGE
SIGNATURES	4
FINANCIAL STATEMENTS	7-13
EXHIBIT INDEX	15
Exhibit 23(a) Consent of Independent Registered Public Accounting Firm – Meaden & Moore, Ltd	16
EX-23.A

The Financial Statements and Supplemental Schedule for the Worthington Industries, Inc. Deferred Profit Sharing Plan are being filed herewith:

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WORTHINGTON INDUSTRIES, INC.
DEFERRED PROFIT SHARING PLAN

	By:	Administrative Committee, Plan Administrator

Date: June 29, 2006	By:	/s/ Dale T. Brinkman Dale T. Brinkman, Member

Worthington Industries, Inc.
Deferred Profit Sharing Plan
Financial Statements
With
Report of Independent Registered
Public Accounting Firm
December 31, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrator
Worthington Industries, Inc. Deferred Profit Sharing Plan
Columbus, Ohio
We have audited the accompanying Statement of Net Assets Available for Benefits of the WORTHINGTON INDUSTRIES, INC. DEFERRED PROFIT SHARING PLAN as of December 31, 2005 and 2004 and the related Statement of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Worthington Industries, Inc. Deferred Profit Sharing Plan as of December 31, 2005 and 2004 and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purposes of additional analysis and is not a required part of the financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
MEADEN & MOORE, LTD.
May 5, 2006
Cleveland, Ohio

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
Worthington Industries, Inc.
Deferred Profit Sharing Plan

	December 31
	2005	2004
ASSETS
Receivable — Employer contributions	$318,619	$76,978

Investments:
Worthington Deferred Profit Sharing Plan Master Trust	194,967,715	178,343,023
Participant Loans	4,348,225	3,268,891
Other Investments	91,797	89,188

Total Investments	199,407,737	181,701,102

Total Assets	199,726,356	181,778,080

LIABILITIES	—	—

Net Assets Available for Benefits	$199,726,356	$181,778,080

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Worthington Industries, Inc.
Deferred Profit Sharing Plan

	Year Ended December 31
	2005	2004
Additions to Net Assets Attributed to:
Contributions:
Employer	$7,328,982	$8,932,877
Employee	8,770,456	9,108,857
Rollover	552,636	870,367

	16,652,074	18,912,101

Interest and dividend income	6,243,280	4,829,812
Net appreciation in fair value of investments held in the Worthington Deferred Profit Sharing Plan Master Trust	7,344,321	13,545,786

Total Additions	30,239,675	37,287,699

Deductions from Net Assets Attributed to:
Benefits paid to participants	12,070,791	14,712,026
Administrative expenses	33,394	27,394

Total Deductions	12,104,185	14,739,420

Net Increase before Plan to Plan Transfers	18,135,490	22,548,279

Plan to Plan Transfers, net	(187,214)	(213,534)

Net Increase	17,948,276	22,334,745

Net Assets Available for Benefits:
Beginning of Year	181,778,080	159,443,335

End of Year	$199,726,356	$181,778,080

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS
Worthington Industries, Inc.
Deferred Profit Sharing Plan
1	Description of Plan

The following description of The Worthington Industries, Inc. Deferred Profit Sharing Plan (“The Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General:

The Plan is a defined contribution Plan covering all non-union employees of participating employers of Worthington Industries, Inc. and its subsidiaries (“Sponsor”) who meet the hour and age requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is one of five Plans within the Worthington Deferred Profit Sharing Plan Master Trust (the “Master Trust”). The other Plans are the Gerstenslager Deferred Profit Sharing Plan, the Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees, the Dietrich Industries, Inc. Salaried Employees Profit Sharing Plan and the Dietrich Industries, Inc. Hourly 401(k) Plan.

Prior to March 1, 2004, the Master Trust was comprised of four Plans: Worthington Industries, Inc. Deferred Profit Sharing Plan, the Worthington Steel (Malvern) Union Retirement Savings Plan, the Gerstenslager Deferred Profit Sharing Plan and the Gerstenslager Union Retirement Savings Plan.

The accompanying financial statements reflect the Plan’s share of the fair value of the assets of the Master Trust. Under the provisions of the Master Trust Agreement, investment income earned and gains or losses on investments are allocated monthly to the participating Plans on the basis of unit ownership at the close of the previous month.

Eligibility:

Effective April 1, 2003, all covered full time employees of Worthington Industries, Inc. (the “Company,”) age eighteen and older and who are employed for 90 days are eligible to participate in the Plan. All seasonal and part time employees age eighteen and older who are employed for one year are eligible to participate in the Plan. Prior to that date, employees must have been 18 years of age and have completed one year of service. All non-union employees of the Company age eighteen and older and who are employed for one year are eligible to participate in the employer contribution component of the Plan.

Contributions:

Employee deferral — Participants may make pretax contributions up to a maximum of 50% of their annual compensation.

NOTES TO FINANCIAL STATEMENTS
Worthington Industries, Inc.
Deferred Profit Sharing Plan
1	Description of Plan, Continued

Contributions, Continued:

Employer contributions — The Sponsor matches 50 cents on the dollar of voluntary contributions of the first four percent of such participants’ compensation. Effective January 1, 2005, the Sponsor also makes a company contribution of 3% of compensation to eligible participants. This contribution is made each pay period. As a safe harbor plan, the Sponsor guarantees a minimum contribution of at least 3% of participants’ eligible compensation. Prior to January 1, 2005, the Sponsor made quarterly contributions of a portion of its net operating income before cash profit-sharing and provision for federal income taxes.

Additional company contributions may be contributed at the option of the Sponsor and will be allocated based on the unit credit method. The unit credit method uses the employee’s years of service and compensation to allocate any additional contribution.

Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code (“IRC”) as defined in the Plan document.

Investment Options:

Participants direct their contributions among a choice of the Plan’s 15 investment options. All contributions are allocated to the designated investment options based upon the participants’ discretion, though, to the extent that participants receiving contributions have made no allocation election, the participants’ contribution is invested in the applicable Fidelity Freedom Fund.

Participants’ Accounts:

401(k) Accounts — Each participant’s account is credited with the participant’s contributions, employer contributions, earnings and losses thereon and an allocation of administrative expenses.

Rollover contributions from other Plans are also accepted, providing certain specified conditions are met.

Vesting:

All participants are 100% vested in all contributions and related earnings credited to their accounts.

Participants’ Loans:

Loans are permitted under certain circumstances and are subject to limitations. Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loans are repaid over a period not to exceed 5 years with the exception for the purchase of a primary residence.

NOTES TO FINANCIAL STATEMENTS
Worthington Industries, Inc.
Deferred Profit Sharing Plan
1	Description of Plan, Continued

Participants’ Loans, Continued:

The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with market rates for similar loans. Principal and interest are paid ratably through monthly payroll deductions.

Payment of Benefits:

Upon termination of service due to death, disability, retirement or other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Other Plan Provisions:

Normal retirement age is 62 or when the sum of the participant’s age and years of service equals 70. The Plan also provides for early payment of benefits after reaching age 59-1/2 excluding the employer contribution.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service (“IRS”) guidelines.

2	Summary of Significant Accounting Policies

Basis of Accounting:

The Plan’s transactions are reported on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition:

The Master Trust’s investments are stated at fair value as of the end of year. Fair value for mutual funds and the commingled trust is determined by the respective quoted market prices. Worthington stock is a unitized stock fund that holds just Worthington common stock and cash. The stock is valued at net asset value, which is net assets divided by units outstanding. Loans are valued at cost, which approximates fair value. Life insurance contracts held by the Plan are valued at their cash surrender value. The Master Trust accounts for the change in the difference between the fair value and the cost of investments as unrealized appreciation in the aggregate fair value of investments.

NOTES TO FINANCIAL STATEMENTS
Worthington Industries, Inc.
Deferred Profit Sharing Plan
2	Summary of Significant Accounting Policies, Continued

Plan to Plan Transfers:

Participants within the Plan are permitted to transfer their account to another plan sponsored by the Sponsor in the event they change employers within the group. Net transfers in 2005 and 2004 were $187,214 and $213,534, respectively.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Administrative Fees:

Substantially all administrative fees are paid by Worthington Industries, Inc.

Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

3	Tax Status

On November 25, 2002, the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has since been amended, but a new determination letter from the IRS has not been received. However, the Plan Administrator and the tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTES TO FINANCIAL STATEMENTS
Worthington Industries, Inc.
Deferred Profit Sharing Plan
4	Investments

	2005	2004
Investments of Master Trust at Fair Value:

Registered investment companies	$189,606,658	$166,321,993
Common Collective Trusts	42,966,264	39,014,053
Worthington Industries, Inc. securities	27,105,643	32,123,192

	$259,678,565	$237,459,238

The Plan’s share of the investments held by the Master Trust is approximately 75% at December 31, 2005 and 2004. Each participating retirement plan has an undivided interest in the Master Trust. Investment income is allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

Investment income for the Master Trust:

	2005	2004
Interest and dividend income	$8,178,591	$5,075,064

Worthington Industries, Inc. securities	(612,193)	3,138,931

Net appreciation in fair value of shares of registered investment companies and common collective trusts	9,855,060	13,669,996

	$17,421,458	$21,883,991

At December 31, 2005 and 2004, the Master Trust held 2,451,839 and 2,832,732, respectively, common shares of the Sponsor in a unitized investment fund held by the Trustee (Worthington Industries, Inc. Common Stock Fund). The Master Trust received cash dividends from the Sponsor of $960,234 and $1,016,206 for the years ended December 31, 2005 and 2004, respectively.

5	Recently issued accounting pronouncements

In December 2005, the FASB issued FASB Staff Position AAG-INV-A. The new pronouncement requires fully benefit-responsive investment contracts be valued at fair value instead of contract value. The pronouncement will be effective for the year ended December 31, 2006. The effect of this pronouncement on these financial statements has not been determined.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i
Worthington Industries, Inc.
Deferred Profit Sharing Plan
December 31, 2005

	(b)	( c )
	Identity of Issue,	Description of Investment Including		(e)
	Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
*	Worthington Deferred Profit Sharing Plan Master Trust	Master Trust	N/A	$194,967,715
	Mass Mutual Life Insurance Company	Life insurance contracts	N/A	91,797
*	Participant Loans	Notes receivable (interest at prevailing local rate)	N/A	4,348,225

				$199,407,737

*	Party-in-interest to the Plan.

14

EXHIBIT INDEX

Exhibit 23(a)	Consent of Independent Registered Public Accounting Firm – Meaden & Moore, Ltd.	15

15